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                             July 14, 2022

       Jeffrey Sprecher
       Chief Executive Officer
       Intercontinental Exchange, Inc.
       5660 New Northside Drive
       Atlanta, Georgia 30328

                                                        Re: Intercontinental
Exchange, Inc.
                                                            Registration
Statement on From S-4
                                                            Filed on June 17,
2022
                                                            File No. 333-265709

       Dear Mr. Sprecher:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers about the Merger and the Special Meeting, page 1

   1. Please provide a graphic depiction of the organization of ICE and Black Knight prior to the business
combination. Please also include a post-combination organizational chart that shows the
percentage of voting power held by Black Knight's current public shareholders that opt
to receive stock consideration.
   2. Please add a question and answer that addresses both the positive and negative factors that the board considered
when determining to enter into the transaction agreement and its rationale for approving
the transaction.
 Jeffrey Sprecher
FirstName  LastNameJeffrey   Sprecher
Intercontinental Exchange, Inc.
Comapany
July       NameIntercontinental Exchange, Inc.
     14, 2022
July 14,
Page  2 2022 Page 2
FirstName LastName
What will I receive if the merger is completed?, page 3

3. Please include disclosure here that the cash consideration will comprise 80% of the total value of the merger consideration and the stock consideration will comprise 20% of the merger consideration.
Interests of Black Knight's Directors and Executive Officers in the Merger, page 21

4. Consistent with your disclosure on page 73 and elsewhere, please disclose here that the amount of the discretionary bonus Mr. Jabbour may receive in connection with the sale of
         Black Knight is $40 million. Please also quantify the aggregate amount that Black
         Knight's executive officers may receive in connection to the merger. Background of the Merger, page 53

5. Please clarify whether any persons responsible for negotiating the agreements on behalf of
         Black Knight are accepting any position or remuneration from any party in connection with this transaction, including payments for managing the company following the acquisition. If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.
6. We note the disclosure regarding a few different dates for meetings in April 2022, where it is discussed that the Black Knight board met and members of Black Knight management also attended. Please clarify who was present at each of those different meetings.
7. We note the disclosure that after April 28, 2022, over the following days, the parties negotiated the final terms of the merger agreement. Please clarify who negotiated the final terms. Please also disclose which company initially proposed the total consideration and mix of consideration that was ultimately agreed upon.
Opinion of Black Knight's Financial Advisor, page 61

8. We note the financial analyses summarized regarding public trading multiples and transaction multiples. Please clarify the criteria the advisor used to select comparable companies or transactions. Please disclose if the advisor excluded any companies or transactions that met the selection criteria from the analyses and, if applicable, why those companies or transactions were excluded.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Jeffrey Sprecher
Intercontinental Exchange, Inc.
July 14, 2022
Page 3

statement.

       Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJeffrey Sprecher                       Sincerely,
Comapany NameIntercontinental Exchange, Inc.
                                                         Division of
Corporation Finance
July 14, 2022 Page 3                                     Office of Finance
FirstName LastName